FIRST TRACKS BIOTHERAPEUTICS, INC.

10770 Wateridge Circle, Suite 210

San Diego, CA 92121

May 8, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Division of Corporation Finance
Office of Life Sciences

First Tracks Biotherapeutics, Inc.
Registration Statement on
Form S-1 (File No. 333-295719)

Dear Mr. Campbell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 10,497,054 shares of the common stock, par value $0.001 per share, of First Tracks Biotherapeutics, Inc. (the “Company”), be accelerated to May 12, 2026 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Christodoulos Kaoutzanis of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445.

*****

Very truly yours,

By:	/s/ Daniel Faga
	Name:	Daniel Faga
	Title:	President and Chief Executive Officer